FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice of the 91st Ordinary General Meeting of Shareholders

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 11, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

The following represents a translation, for convenience purposes only, of pertinent parts of the Notice of the 91st Ordinary General Meeting of Shareholders of Mitsui & Co., Ltd. issued in the Japanese language.

MITSUI & CO., LTD.

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo

June 1, 2010

To the shareholders of Mitsui & Co., Ltd.:

Notice of the 91st Ordinary

General Meeting of Shareholders

You are cordially invited to attend the 91st Ordinary General Meeting of Shareholders (the “Meeting”) of Mitsui & Co., Ltd. (the “Company”) to be held as set forth below.

Attendees are kindly requested to present their voting cards (enclosed) at the Meeting reception on the day of the Meeting.

If you are unable to attend the Meeting, you may vote in writing or electronically (via the Internet or otherwise). In this case, after reviewing the content in the following section entitled “Reference Materials for the Exercise of Voting Rights”, please exercise your voting rights by 5:30pm (Japan time) on Tuesday, June 22, 2010.

To vote in writing, please indicate your approval/dissent to the proposed resolutions on the enclosed voting card and mail the card back to arrive no later than 5:30pm (Japan time) on Tuesday, June 22, 2010. To vote via the Internet, please access the Internet voting website (http://www.web54.net), enter the code number and password shown on the voting card enclosed herein and excercise your vote for or against each of the proposed resolutions before 5:30pm (Japan time) on Tuesday, June 22, 2010.

Yours sincerely,

Masami Iijima

President and Chief Executive Officer

Mitsui & Co., Ltd.

1. Date and Time: June 23, 2010 (Wednesday) at 10:00 am (doors open from 9:00 am)

2. Place: 1-2, Kioi-cho, Chiyoda-ku, Tokyo

                Grand Prince Hotel Akasaka, Goshiki (Reception: Goshiki 2F)

3. Agenda:

MATTERS TO BE REPORTED:

1.	Reports on the Business Report, Consolidated Financial Statements for the 91st Fiscal Year (from April 1, 2009 to March 31, 2010) and the Results of the Audit thereof by the Accounting Auditors and the Board of Corporate Auditors.

2.	Reports on the Financial Statements for the 91st Fiscal Year (from April 1, 2009 to March 31, 2010).

PROPOSED RESOLUTIONS:

Item 1: Dividend of Surplus for the 91st Fiscal Year

Item 2: Election of Thirteen Directors

Item 3: Election of One Corporate Auditor

4. Notes on the Tabulation of Votes:

1.	Where there is no indication of approval or dissent of the respective resolutions proposed for the meeting on the voting cards submitted, it is deemed that your voting right will be considered to be exercised to approve for the resolutions in question.

2.	Duplication of Votes:

a.	Where votes have been cast several times electronically, the vote cast last will be taken as the validly exercised vote.

b.	Where votes have been cast both electronically and by voting card, the vote which arrives at the Company latest (in time) will be taken as the validly exercised vote. Further, in the event that duplicated votes arrive to the Company on the same day, votes cast electronically over the internet, etc, will be taken as the validly exercised votes.

Where there are changes to the Reference Materials for the Exercise of Voting Rights, the Business Report, Financial Statements or Consolidated Financial Statements, these changes will be posted on the Company’s internet website (http://www.mitsui.co.jp).

Reference Materials for the Exercise of Voting Rights

Proposed Resolutions and Related Information:

Item 1:	Dividend of Surplus for the 91st Fiscal Year :

In order to improve our corporate value and to maximize shareholder value, we have sought to maintain an optimal balance between (1)achieving sustainable growth through strategic investments in areas of our core strength growth and (2)paying out cash dividends as direct compensation to shareholders with the target dividend payout ratio of 20% of consolidated net income.

We propose the following for the dividend for the end of the 91st Fiscal Year under this dividend policy.

(1)	Kind of Dividend Payment

Cash

(2)	Items Relating to Dividend Payment and the Total Amount Distributed to Shareholders

Payment of a dividend of 11 Japanese yen per ordinary share, totaling ¥20,081,345,295. Since an interim dividend of 7 Japanese yen per ordinary share was paid to shareholders on December 3, 2009, the annual dividend for the 91st Fiscal Year will be 18 Japanese yen per share, the total of which (approximately ¥32,900 millions) will be equivalent to approximately 22% of the consolidated net income for the 91st fiscal year.

(3)	Date that the Dividend of Surplus Becomes Effective

June 24, 2010

Item 2:	Election of Thirteen Directors:

The terms of office for all of the current Directors will expire at the conclusion of the 91st Ordinary General Meeting of Shareholders. Accordingly, the Company proposes to elect thirteen Directors.

Please note that the Nomination Committee, an advisory body of the Board of Directors, has reported to the Board of Directors, before the selection of such candidates, that the following candidates satisfy the director nomination standards established by the Nomination Committee. The proposed candidates are as follows:

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Important Concurrent Positions held in Other Organizations		Number of Company’s Shares Held
1.	Shoei Utsuda	Apr. 1967	Joined Mitsui & Co., Ltd.	74,275
	(Feb. 12, 1943)	Apr. 1997	Director and General Manager, Machinery & Information, Industries Administrative Division
		Jun. 2000	Representative Director, Executive Managing Director and General Manager, Corporate Planning Division
		Apr. 2002	Representative Director, Senior Executive Managing Officer, Chief Strategic Officer (Responsible for Administrative Division) and Chief Operating Officer, Business Process Re-Engineering Project
		Oct. 2002	Representative Director, President and Chief Executive Officer
		Jun. 2007	External Director, Tokyo Broadcasting System, Inc. (Currently Tokyo Broadcasting System Holdings, Inc.)
		Apr. 2009	Director, Chairman of the Board (current position)

2.	Masami Iijima	Apr. 1974	Joined Mitsui & Co., Ltd.	29,587
	(Sep. 23, 1950)	Jun. 2000	General Manager, Ferrous Raw Materials Division, Iron & Steel Raw Materials Group
		Apr. 2004	General Manager, Metals Administrative Division
		Apr. 2005	General Manager, Metals & Energy Administrative Division
		Apr. 2006	Managing Officer, Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
		Apr. 2007	Managing Officer, Chief Operating Officer, Mineral & Metal Resources Business Unit
		Apr. 2008	Executive Managing Officer
		Jun. 2008	Representative Director, Executive Managing Officer
		Oct. 2008	Representative Director, Senior Executive Managing Officer
		Apr. 2009	Representative Director, President and Chief Executive Officer (current position)

3.	Ken Abe	Apr. 1970	Joined Mitsui & Co., Ltd.	39,249
	(Sep. 19, 1947)	Jun. 1997	General Manager, Iron Ore Division, Iron & Steel Raw Materials Group
		Jun. 2000	General Manager, Metals Administrative Division
		Apr. 2002	Managing Officer, General Manager, Metals Administrative Division, Metal Products & Mineral Group
		Apr. 2003	Managing Officer and Chief Operating Officer, Iron & Steel Raw Materials Unit
		Apr. 2004	Executive Managing Officer and Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
		Apr. 2006	Senior Executive Managing Officer, Chief Operating Officer, Europe Business Unit
		Apr. 2007	Senior Executive Managing Officer, Chief Operating Officer, Europe, the Middle East and Africa Business Unit
		Apr. 2008	Executive Vice President, Director of Mitsui & Co. (U.S.A.), Inc.
		Jun. 2008	Representative Director, Executive Vice President, Director of Mitsui & Co. (U.S.A.), Inc.
Apr. 2010

Representative Director, Executive Vice President

Mineral & Metal Resources Business Unit, Basic Chemicals Business Unit, Performance Chemicals Business Unit, Transportation Logistics Business Unit

(current position)

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Important Concurrent Positions held in Other Organizations		Number of Company’s Shares Held
4.	Junichi Matsumoto	Apr. 1971	Joined Mitsui & Co., Ltd.	29,396
	(Sep. 25, 1947)	Oct. 1999	General Manager, Osaka Office Corporate Planning Division
		Jan. 2002	General Manager, Management Planning Division
		Apr. 2002	Managing Officer and General Manager, Corporate Planning Division
		Jan. 2003	Managing Officer and Deputy Chief Representative of Mitsui & Co., Ltd. in China
		Apr. 2004	Managing Officer and Chief Operating Officer, Transportation Logistics Business Unit
		Apr. 2005	Executive Managing Officer and Chief Operating Officer, Transportation Logistics Business Unit
		Apr. 2007	Senior Executive Managing Officer, Chief Compliance Officer (CCO) and Chief Privacy Officer (CPO)
		Jun. 2007	Representative Director, Senior Executive Managing Officer, CCO and CPO
		Apr. 2008	Representative Director, Executive Vice President, Chief Financial Officer (CFO) and CCO
Aug. 2009

Representative Director, Executive Vice President, CFO, Corporate Staff Unit (Financial Planning & Administrative Division, Global Controller Division, Segment Controller Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, Investor Relations Division)

(current position)

5.	Seiichi Tanaka	Apr. 1977	Joined Mitsui & Co., Ltd.	12,682
	(Jan. 12, 1953)	Feb. 2002	General Manager, Ship & Marine Project Division, Motor Vehicles, Marine and Aerospace Business Unit, Machinery, Electronics & Information Group
		Apr. 2005	General Manager, Machinery & Information Industries Administrative Division
		Apr. 2006	Managing Officer and General Manager, Human Resources & General Affairs Division
		Apr. 2008	Executive Managing Officer, Chief Privacy Officer (CPO), Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
		Jun. 2008	Representative Director, Executive Managing Officer, CPO, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
		Oct. 2008	Representative Director, Senior Executive Managing Officer, CPO, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
		Apr. 2009	Representative Director, Senior Executive Managing Officer, Chief Information Officer (CIO) and CPO
Apr. 2010

Representative Director, Executive Vice President, CIO and CPO

Corporate Staff Unit (Corporate Planning & Strategy Division, Information Technology Promotion Division, CSR Promotion Division, Corporate Communication Division), Global Strategies, New Business Promotion, Environment Matters

(current positions)

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Important Concurrent Positions held in Other Organizations		Number of Company’s Shares Held
6.	Norinao Iio	Apr. 1973	Joined Mitsui & Co., Ltd.	14,444
	(Mar. 2, 1951)	Apr. 2001	General Manager, Natural Gas Second Division, Energy Business Unit
		Mar. 2003	General Manager, Energy Administrative Division, Energy Group
		Apr. 2005	Managing Officer and Chief Operating Officer, Energy Business Unit
		Apr. 2007	Managing Officer and Chief Operating Officer, Energy Business Unit II
		Apr. 2008	Executive Managing Officer, Chief Operating Officer, Europe, the Middle East and Africa Business Unit
		Oct. 2008	Senior Executive Managing Officer, Chief Operating Officer, Europe, the Middle East and Africa Business Unit
		Apr. 2009	Senior Executive Managing Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
		Jun. 2009	Representative Director, Senior Executive Managing Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
		Aug. 2009	Representative Director, Senior Executive Managing Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd., Chief Compliance Officer (CCO)
		Apr. 2010	Representative Director, Senior Executive Managing Officer Energy Business Unit I, Energy Business Unit II, Financial Markets Business Unit, Domestic Offices and Branches (current positions)

7.	Takao Omae	Apr. 1973	Joined Mitsui & Co., Ltd.	18,572
	(Dec. 18, 1949)	May. 2000	President, Mitsui Brasileira Importacao e Exportacao S.A.
		Apr. 2005	Managing Officer, President, Mitsui Brasileira Importacao e Exportacao S.A
		Apr. 2007	Executive Managing Officer, President, Mitsui Brasileira Importacao e Exportacao S.A
		Apr. 2008	Executive Managing Officer and Chief Operating Officer, Infrastructure Projects Business Unit
		Apr. 2009	Senior Executive Managing Officer
Jun. 2009

Representative Director, Senior Executive Managing Officer

Infrastructure Projects Business Unit, Motor Vehicles Business Unit, Consumer Service Business Unit, IT Business Unit (current positions)

External Director, Nihon Unisys, Ltd.

(current position)

8.	Masayoshi Komai	Apr. 1973	Joined Mitsui & Co., Ltd.	10,628
	(Aug. 3, 1949)	Oct. 1998	General Manager, Osaka Office Iron & Steel Division
		Sep. 2001	General Manager, Steel Bars Shapes & Construction Materials Division, Iron & Steel Products Unit
		Apr. 2003	General Manager, Metals Administrative Division
		Apr. 2004	Deputy Chief Operating Officer, Iron & Steel Products Business Unit
		Apr. 2005	General Manager, Tohoku Office
		Apr. 2006	Associate Director, General Manager, Tohoku Office
		Apr. 2007	Managing Officer and Executive Deputy Chief Representative in China, Chairman & President of Mitsui & Co., Shanghai Ltd.
		Apr. 2008	Managing Officer and Chief Operating Officer, Marine & Aerospace Business Unit
		Mar. 2009	External Director, MODEC, INC. (current position)
		Apr. 2009	Executive Managing Officer, Chief Operating Officer, Marine & Aerospace Business Unit
		Apr. 2010	Senior Executive Managing Officer Iron & Steel Products Business Unit, Marine & Aerospace Business Unit, Foods and Retail Business Unit (current positions)

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Important Concurrent Positions held in Other Organizations		Number of Company’s Shares Held
9.	Daisuke Saiga	Apr. 1977	Joined Mitsui & Co., Ltd.	5,452
	(Mar. 16, 1955)	Apr. 2004	General Manager, Iron & Steel Products Business Promotion Division, Iron & Steel Products Unit
		Oct. 2007	General Manager, Planning & Administrative Division, Iron & Steel Products Unit
		Apr. 2008	Managing Officer and General Manager, Human Resources & General Affairs Division
Apr. 2010

Executive Managing Officer, Chief Compliance Officer

Corporate Staff Unit (Secretariat, Internal Auditing Division, Human Resource & General Affairs Division, Legal Division, Logistics Management Division), BCM (Business Continuity Management)

(current positions)

10.	Nobuko Matsubara	Apr. 1964	Entered Ministry of Labor	2,917
	(Jan. 9, 1941)	Mar. 1987	Director of International Labor Division, Minister’s Secretariat, the Ministry of Labor
		Oct. 1991	Director-General of Women’s Bureau, the Ministry of Labor
		Jul. 1997	Vice Minister of the Ministry of Labor
		Apr. 1999	President of Japan Association for Employment of Persons with Disabilities
		Sep. 2002	Ambassador Extraordinary and Plenipotentiary of Japan to Italy
		Nov. 2002	Ambassador Extraordinary and Plenipotentiary of Japan to Albania, to San Marino and to Malta
		Jan. 2006	Advisor to Japan Institute of Workers’ Evolution
		Jun. 2006	External Director, Mitsui & Co., Ltd. (current position)
		Jul. 2006	Chairman of Japan Institute of Workers’ Evolution (current position)
		Jun. 2008	External Director, Daiwa Securities Group Inc. (current position)

11.	Ikujiro Nonaka	Apr. 1958	Joined Fuji Electric Co.	13,675
	(May. 10, 1935)	Apr. 1977	Professor, Management Faculty, Nanzan University
		Jan. 1979	Professor, National Defense Academy of Japan
		Apr. 1982	Professor, Institute of Business Research, Hitotsubashi University
		Apr. 1995	Professor, Graduate School of Knowledge Science, JAIST
		May. 1997	Xerox Distinguished Professor in Knowledge, Walter A. Haas School of Business, University of California, Berkeley (current position)
		Apr. 2000	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
		Apr. 2006	Professor Emeritus , Hitotsubashi University (current position)
		Jan. 2007	First Distinguished Drucker Scholar in Residence, Drucker School of Claremont Graduate University (current position)
		Jun. 2007	External Director, Mitsui & Co., Ltd. (current position)
		May. 2008	External Director, Seven & i Holdings Co., Ltd. (current position)

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Important Concurrent Positions held in Other Organizations		Number of Company’s Shares Held
12.	Hiroshi Hirabayashi	Apr. 1963	Entered the Ministry of Foreign Affairs	4,638
	(May. 5, 1940)	Jan. 1988	Director, Management and Coordination Division, Minister’s Secretariat, the Ministry of Foreign Affairs
		Jan. 1990	Minister, Japanese Embassy in the U.S.A.
		Jan. 1992	Envoy, Japanese Embassy in the U.S.A.
		Aug. 1993	Director-General, Economic Cooperation Bureau, the Ministry of Foreign Affairs
		Aug. 1995	Chief Cabinet Councilor’s Office on External Affairs, Cabinet Secretariat
		Oct. 1997	Secretary-General, Indo-China Refugees Measures Coordination Conference
		Jan. 1998	Ambassador Extraordinary and Plenipotentiary to India and Bhutan
		Sep. 2002	Ambassador Extraordinary and Plenipotentiary to France and Andorra
		Jan. 2003	Ambassador Extraordinary and Plenipotentiary to Djibouti
		Jun. 2006	Ambassador in charge of Inspection, the Ministry of Foreign Affairs
		Mar. 2007	Councilor, The Japan Forum on International Relations, Inc.
		Jun. 2007	External Director, Mitsui & Co., Ltd. (current position) External Director, Toshiba Corporation (current position) President, The Japan-India Association (current position)
		Apr. 2008	Visiting Professor, Waseda University, Graduate School of Asia-Pacific Studies (current position)
		Jun. 2009	Vice President, The Japan Forum on International Relations (current position)

13.	Toshiro Mutoh	Apr. 1966	Entered the Ministry of Finance	0
	(July 2, 1943)	Jul. 1999	Director-General of the Budget Bureau, the Ministry of Finance
		Jun. 2000	Administrative Vice Minister, the Ministry of Finance
		Jan. 2003	Special Advisor to the Ministry of Finance
		Mar. 2003	Deputy Governor, Bank of Japan
		Jun. 2008	Visiting Professor, Research Center for Advanced Science and Technology, The University of Tokyo (current position)
		Jul. 2008	Chairman of Daiwa Institute of Research Ltd. (current position)
		Apr. 2009	Director, Principal The Kaisei Academy (current position)
		Jun. 2009	External Corporate Auditor, Sumitomo Metal Industries, Ltd. (current position)

Notes:

1.	Among the above candidates, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka, Mr. Hiroshi Hirabayashi and Mr. Toshiro Mutoh are candidates for External Directors.

2.	The Company designated Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka, Mr. Hiroshi Hirabayashi as independent directors and made the notifications of such designation to the domestic stock exchanges on which the stock of the Company is listed. The Company also plans to designate Mr. Toshiro Mutoh as an independent director and make the notification of such designation to the domestic stock exchanges on which the stock of the Company is listed.

3.	(1) Ms. Nobuko Matsubara is proposed for appointment as an External Director in the view that she can make good use in the Company’s management of her knowledge, experience and other skills acquired through various work on labor issues in the Japanese public service.

(2) Mr. Ikujiro Nonaka is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his deep insight into management and supervision, as a specialist in international business strategy.

(3) Mr. Hiroshi Hirabayashi is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his great international experience, knowledge and other skills acquired as a diplomat.

(4) Mr. Toshiro Mutoh is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his many years of experience and knowledge in finance and other general economic fields acquired at the Ministry of Finance and the Bank of Japan.

Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka, Mr. Hiroshi Hirabayashi and Mr. Toshiro Mutoh have no experience of direct involvement in company management; however, we are of the view that they can appropriately perform their duties as External Directors, providing accurate advice on the Company’s management from a broad perspective not limited to the Company’s industry.

4.	The Company has entered into agreements with Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi pursuant to Article 427(1) of the Companies Act of Japan to limit their liability as External Directors to the extent possible by law. If their appointment is approved, the Company will extend these agreements for the limitation of the liability of these individuals. Also, the Company plans to enter into similar agreement with Mr. Toshiro Mutoh to limit the liability as a External Director.

5.	Mr. Hiroshi Hirabayashi has served as an external director of Toshiba Corporation (“Toshiba”) since June 2007. In April 2009, Toshiba received an order of business suspension by the Ministry of Land, Infrastructure, Transport and Tourism pursuant to the Construction Business Act due to its violation of the anti-monopoly laws in connection with the bids of construction work of specific electronic equipment invited by the City of Sapporo from April 2003 through December 2005. He expressed his various suggestion to the board of directors to further fortify compliance so as to prevent the reoccurrence.

6.	The eldest daughter of Mr. Hiroshi Hirabayashi works as an employee (non-managerial position) of the Company.

7.	The terms of office as External Directors, at the time of the end of the 91st Ordinary General Meeting of Shareholders, are as follows:

Ms. Nobuko Matsubara: 4 years

Mr. Ikujiro Nonaka: 3 years

Mr. Hiroshi Hirabayashi: 3 years

Item 3:	Election of One Corporate Auditor:

The term of office of Mr. Naoto Nakamura will expire at the conclusion of the 91st Ordinary General Meeting of Shareholders. Accordingly we propose to re-appoint Mr. Nakamura. We have obtained the consent of the Board of Corporate Auditors for this proposal. Information regarding the candidate’s career is as follows:

Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Important Concurrent Positions held in Other Organizations		Number of Company’s Shares Held
Naoto Nakamura (Jan. 25, 1960)	Apr. 1985	Admitted to the member of Second Tokyo BAR Association and joined Mori Sogo Law Office	0
	Apr. 1998	Founded Hibiya Park Law Office and became a partner
	Feb. 2003	Founded Law Firm of Naoto Nakamura (currently Law Firm of Nakamura, Tsunoda & Matsumoto) and became a partner (current position)
	Mar. 2003	External Corporate Auditor, Asahi Breweries, Ltd. (current position)
	Jun. 2006	External Corporate Auditor, Mitsui & Co., Ltd. (current position)

Notes:

1.	Mr. Naoto Nakamura is a candidate for External Corporate Auditor. The Company designated Mr. Nakamura as a Independent Corporate Auditor and made the notifications of such designation to the domestic stock exchanges on which the stock of the Company is listed.

2.	Mr. Naoto Nakamura is proposed for re-appointment as an External Corporate Auditor in the view that he has provided his opinion objectively from an independent and neutral standpoint based upon his knowledge and experience acquired as a lawyer. Mr. Nakamura has no experience in company management; however, we are of the view that he can appropriately perform his duties as an External Corporate Auditor, providing, among other things, valuable opinions and advice in relation to the Company’s management from a perspective not limited to the Company’s industry, based on his diverse experience.

3.	The Company has entered into an agreement with Mr. Naoto Nakamura pursuant to Article 427(1) of the Companies Act of Japan to limit the liability as an External Corporate Auditor to extent possible by law. If his appointment is approved, the Company will continue this agreement for the limitation of the liability of this individual.

4.	During the term of office of Mr. Naoto Nakamura, the following facts had been discovered; (1) the concealment of losses in relation to naphtha trading transactions at the Company’s wholly owned subsidiary in Singapore, Mitsui Oil (Asia) Pte. Ltd. through incorrect market price reporting, (2) a business division of Kyushu Branch was involved in circular transactions that included certain fictitious transaction of certain agriculture-related materials in the local market from September 2000 to February 2008, and (3) a large part of Indonesia and other South East Asian countries-bound overseas trading transaction from April 2004 to August 2008 conducted by a business division of Performance Chemicals Business Unit was recorded inaccurately as purchase and sales transactions while in fact they had no underling trade.

Mr. Nakamura, following discussions by the Board of Corporate Auditors and so forth, has made various suggestions to the Board of Directors, from the point of view of strengthening and internal control on regular basis. After these matters came to light, he also made various proposals and suggestions following the event towards further strengthening internal control systems to prevent reoccurrence.

5.	The term of office for Mr. Naoto Nakamura as External Corporate Auditor, at the time of the end of the 91st Ordinary General Meeting of Shareholders, is 4 years.

Exercise of Voting Rights over the Internet, etc

Shareholders Exercising Voting Rights Over the Internet Are Asked to Kindly Note the Following Matters.

1.	The exercise of voting rights over the internet is only possible by using the voting website designated by the Company (http://www.web54.net). To exercise voting rights over the internet, please access this website, and following the instructions on the website. First, fill in the voting code that appears on the right of the voting card. Then, using the password that appears on the right of the voting card, set up a new password with which you as a shareholder may vote. For shareholders whom received this Notice of General Shareholders Meeting by email, the password field on the right of the voting card is shown as “********”. Please use the password which you set up when you registered your email address.

2.	Where voting over the internet, please vote before the deadline of 5:30pm on June 22, 2010 (Tuesday).

3.	Where votes have been cast several times over the internet, the vote cast last will be taken as the validly exercised vote.

4.	Where votes have been cast in duplicate on both the internet and by voting card, the vote which arrives at the Company latest (in time) will be taken as the validly exercised vote. Further, in the event that duplicated votes arrive to the Company on the same day, votes cast on the internet will be taken as the validly exercised votes.

5.	In order to use the internet voting website it may be necessary to incur internet service provider connection fees and communications fees to communication service providers (phone charges), which shall be borne by shareholders.

6.	Where shareholders access the internet from their workplace, there are cases where communications over the internet are restricted by the setting up of firewalls, etc. Please check with the relevant system manager.

Safe-keeping of Passwords

1.	Passwords provided at this time will only be valid for this Ordinary General Meeting of Shareholders.

2.	Passwords are the means by which persons exercising voting rights are confirmed as shareholders. Please keep passwords safe until the close of the Ordinary General Meeting of Shareholders. Further, the Company cannot respond to password enquiries by phone.

3.	Please note that if an incorrect password is entered more than a specified number of times, shareholders will be unable to access the main screen.

The Following System Specifications are Necessary in Order to Utilize the Voting Website

1. Access using a personal computer

(1)	The computer must be able to access the internet and use email.

(2)	The computer monitor resolution must be at least 800 x 600 (dots wide by long - SVGA).

(3)	The following applications must be installed on the computer:

•	Microsoft® Internet Explorer version 5.01 Service Pack 2 or above

•	Adobe® Reader® Reader™ Version 4.0 or above or Adobe® Reader® Version6.0 or above

(This will be necessary where shareholders refer to this “Notice of Ordinary General Meeting of Shareholders”, the “Ordinary General Meeting of Shareholders Reference Materials” and the enclosed “91st Business Report” on the internet.)

(Microsoft® and Internet Explorer, Adobe® Acrobat® Reader™ and Adobe® Reader®, are registered trade marks, trade marks or product names of respectively Microsoft Corporation and Adobe Systems Incorporated in U.S. and other countries.)

2. Access using a mobile phone terminal

The model must be installed with SSL communications capable of encrypted communication, and be able to receive the following services:

•	i-Mode

•	EZweb

•	Yahoo! Mobile

(i-Mode, EZweb, and Yahoo! are the registered trade marks, trade marks or service names of NTT DOCOMO INC., KDDI Corporation, and Yahoo! Inc., of the United States, respectively.)

Use of the Platform for Electronic Exercise of Votes for Institutional Investors

Where institutional investors have made prior application for use of the platform for electronic exercise of votes operated by ICJ Ltd., they may, as an alternative to exercising voting rights on the internet as detailed above, use such platform as another way of exercising voting rights at the Company’s Ordinary General Meeting of Shareholders by electronically method.

Troubleshooting

1. For enquiries in relation to the operation of your computer concerning the exercise of voting rights on the internet, please contact the following:

The Chuo Mitsui Trust and Banking Company, Limited Securities support dedicated line

Phone: 0120 (65) 2031 (no charge)

(open 9am - 9pm, excluding Sat, Sun, Public and Year-End holidays)

2. For all other enquiries of a general nature (such as the registered address or registered shareholdings), please contact the following:

The Chuo Mitsui Trust and Banking Company, Limited Securities Administration Center

Phone: 0120 (78) 2031 (no charge)

(open 9am - 5pm, excluding Sat, Sun, Public and Year-End holidays)